Exhibit 99.10
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Isabelle CABROL
Tel. : + 33 (0) 1 47 44 64 24
Charles-Edouard ANFRAY
Tel. : + 33 (0) 1 47 44 65 55
Franklin BOITIER
Tel. : + 33 (0) 1 47 44 59 81
Philippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Awarded 32 Offshore Exploration Blocks in Alaska
Paris, April 20, 2007 – Total announces that its wholly owned subsidiary, Total E&P USA, Inc., has been awarded 32 offshore exploration blocks in an oil and gas lease sale in Alaska. Award of these blocks is subject to final approval by the Minerals Management Service.
Covering an area of around 750 square kilometres, the blocks are located around 40 kilometres off the northern coast of Alaska in an average water depth of 35 metres.
The exploration period will last 10 years. Total E&P USA is considering conducting a seismic survey to identify the main prospects and possible drilling locations for the exploration wells.
In recent years, Total has acquired extensive familiarity with this oil region, allowing it to identify a number of attractive exploration plays.
The acquisition of these blocks is in line with Total’s strategy of focusing on prospects with high long-term potential.
About Total E&P in the United States
Total has been present in exploration and production in the United States since 1956 and produced 15,000 barrels of oil equivalent per day in equity share in 2006. Two deep offshore fields in the Gulf of Mexico—Virgo (64%, operator) and Matterhorn (100%, operator)—accounted for most of this output.
Total E&P USA also owns a 17% stake in the deep offshore Tahiti field in the Gulf of Mexico, which is scheduled to come on stream in 2008.
* * * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com